UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 28) *

                            SCAILEX CORPORATION LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   809090-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Kurt Keren, Adv.
                      Discount Investment Corporation Ltd.
                        The Triangular Tower, 44th Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075888
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 29, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 33 pages

                                 SCHEDULE 13D/A

CUSIP NO. 809090-10-3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Clal Electronics Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)    [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            9,458,838
Owned by Each      -------------------------------------------------------------
Reporting          9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        9,458,838
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,458,838
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     24.85%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 2 of 33 pages

                                 SCHEDULE 13D/A

CUSIP NO. 809090-10-3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            9,458,838
Owned by Each      -------------------------------------------------------------
Reporting          9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        9,458,838
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,458,838
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     24.85%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 33 pages

                                 SCHEDULE 13D/A

CUSIP NO. 809090-10-3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DIC Loans Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            0
Owned by Each      -------------------------------------------------------------
Reporting          9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 4 of 33 pages

                                 SCHEDULE 13D/A

CUSIP NO. 809090-10-3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            9,341,417
Owned by Each      -------------------------------------------------------------
Reporting          9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        9,341,417
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,341,417
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     24.54%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 5 of 33 pages

                                 SCHEDULE 13D/A

CUSIP NO. 809090-10-3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            18,800,255 *
Owned by Each      -------------------------------------------------------------
Reporting          9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        18,800,255 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     18,800,255 *
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] #
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     49.39%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


* Does not include 11,508 Ordinary Shares which are held for members of the public through mutual funds and exchange traded funds managed by companies controlled by Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd. (the "CIEH Shares").

# Excludes the CIEH Shares.


                               Page 6 of 33 pages

                                 SCHEDULE 13D/A

CUSIP NO. 809090-10-3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            18,800,255 *
Owned by Each      -------------------------------------------------------------
Reporting          9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        18,800,255 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     18,800,255 *
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] #
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     49.39%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


* Does not include the CIEH Shares.

# Excludes the CIEH Shares.


                               Page 7 of 33 pages

                                 SCHEDULE 13D/A

CUSIP NO. 809090-10-3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            18,800,255 *
Owned by Each      -------------------------------------------------------------
Reporting          9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        18,800,255 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     18,800,255 *
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] #
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     49.39%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


* Does not include the CIEH Shares.

# Excludes the CIEH Shares.


                               Page 8 of 33 pages

                                 SCHEDULE 13D/A

CUSIP NO. 809090-10-3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            18,800,255 *
Owned by Each      -------------------------------------------------------------
Reporting          9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        18,800,255 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     18,800,255 *
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] #
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     49.39%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Does not include the CIEH Shares.

# Excludes the CIEH Shares.


                               Page 9 of 33 pages

                                 SCHEDULE 13D/A

CUSIP NO. 809090-10-3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            18,800,255 *
Owned by Each      -------------------------------------------------------------
Reporting          9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        18,800,255 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     18,800,255 *
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] #
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     49.39%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Does not include the CIEH Shares.

# Excludes the CIEH Shares.


                              Page 10 of 33 pages

                                 SCHEDULE 13D/A

CUSIP NO. 809090-10-3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            18,800,255 *
Owned by Each      -------------------------------------------------------------
Reporting          9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        18,800,255 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     18,800,255 *
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] #
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     49.39%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Does not include the CIEH Shares.

# Excludes the CIEH Shares.


                              Page 11 of 33 pages

     This Amendment No. 28 on Schedule 13D/A (the "Amendment") amends and supplements, to the extent specified herein, the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.12 per share, of Scailex Corporation Ltd. ("Scailex") owned by the Reporting Persons (the "Statement"). Capitalized terms used in the Amendment without being defined herein have the meanings given to them in the Statement.

     The Amendment is filed by the Reporting Persons in connection with an agreement entered into by DIC, CEI and Clal for the sale of all the Ordinary Shares owned by them as set forth in the Amendment.

     The following amends and supplements Items 2, 3, 4, 5, 6 and 7 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

     The address of Shelly Bergman is 9 Hamishmar Ha'Ezrachi Street, Afeka, Tel-Aviv 69697, Israel.

     As of May 29, 2006:

DIC Loans did not own any Ordinary Shares, and is no longer a Reporting Person (See Item 3 in the Amendment).

IDB Development owned approximately 62% of the outstanding shares of Clal and approximately 74% of the outstanding shares of DIC.

IDB Holding owned approximately 72% of the outstanding shares of IDB
Development.

Nochi Dankner (together with a private company controlled by him) and Shelly Bergman own approximately 57.1% and 13.4% respectively of the outstanding shares of, and control, Ganden Holdings. One of Ganden Holdings' other shareholders, owning in the aggregate approximately 1.8% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Zehava Dankner (the mother of Nochi Dankner and Shelly Bergman) is a director, of IDB Holding, IDB Development, DIC and Clal.

In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, (i) Ganden owned directly approximately 6.7% of the outstanding shares of IDB Holding, (ii) Ganden Holdings itself owned directly approximately 11.4% of the outstanding shares of IDB Holding, and (iii) a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned approximately 0.03% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.


                              Page 12 of 33 pages

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned approximately 0.04% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) CEI, (ii) Clal, (iii) DIC Loans, (iv) DIC, (v) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In November 2004, the Tel Aviv District Court acquitted DIC, several past executive officers of DIC and one of its other officers, and accepted their appeal filed in such Court against a judgment of Tel Aviv Magistrate's Court convicting them in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In December 2004, the prosecution filed in the Supreme Court of Israel a request for leave to appeal against the aforesaid decision of the Tel Aviv District Court. This request of the prosecution has not yet been heard by the Supreme Court. None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve Scailex or its business in any way.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 16, 2005 DIC Loans sold to DIC, the parent company of DIC Loans, 4,880,336 Ordinary Shares, constituting all the Ordinary Shares then directly owned by DIC Loans, for a total consideration of NIS 130,988,164 (approximately $27,663,815) at a price of NIS 26.84 (approximately $4.73) per share, and consequently DIC Loans ceased to be a Reporting Person. DIC used its own funds to purchase such Ordinary Shares from DIC Loans.

On March 29, 2006 and March 30, 2006 CEI and DIC purchased an aggregate of 98,000 Ordinary Shares for a total purchase price of NIS 2,718,746 (approximately $578,579), excluding commissions, in cash, using their respective own funds to pay such total purchase price.

Item 4. PURPOSE OF TRANSACTION

The Reporting Persons (other than those who do not directly hold any Ordinary Shares) have decided to sell all of their Ordinary Shares pursuant to the Sale Agreement described in Item 6 below. See Item 6 below, which is incorporated herein by reference.


                              Page 13 of 33 pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of May 29, 2006:

     DIC Loans did not beneficially own any Ordinary Shares.

     DIC directly owned 9,341,417 Ordinary Shares, or approximately 24.54% of the outstanding Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares.

     CEI directly owned 9,458,838 Ordinary Shares, or approximately 24.85% of the outstanding Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares held by CEI.

     DIC, CEI, Clal, IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, the aggregate of 18,800,255 Ordinary Shares held by DIC and CEI, or approximately 49.33% of the outstanding Ordinary Shares.

The percentages of Ordinary Shares outstanding set forth above are based on 38,066,363 Ordinary Shares outstanding on May 29, 2006 (excluding 5,401,025 treasury shares) according to the most recent filing of Scailex with the Securities and Exchange Commission.

The following table sets forth the purchases of Ordinary Shares made by CEI and DIC during the period beginning 60 days prior to May 29, 2006 (a total of 98,000 Ordinary Shares). CEI and DIC acted together in making these purchases. All these purchases were made on the Tel Aviv Stock Exchange.

         Date of              Number of Shares               Number of Shares            Price Per
       Transaction            Purchased by CEI               Purchased by DIC              Share
       -----------            ----------------               ----------------              -----
March 29, 2006                        1,258                        1,242                 NIS 27.62
                                      4,025                        3,975                     27.66
                                        252                          248                     27.67
                                     10,062                        9,938                     27.70
                                        151                          149                     27.71
                                      7,044                        6,956                     27.75
                                      2,516                        2,484                     27.79
                                     17,457                       17,243                     27.80
March 30, 2006                        4,729                        4,671                     27.70
                                      1,313                        1,296                     27.71
                                        197                          194                     27.72
                                        302                          298                     27.74


Except as aforesaid and the Sale Agreement described in Item 6 below, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding, IDB Development, Clal, CEI, DIC and DIC Loans owned as of May 29, 2006, or purchased or sold during the last 60 days, any Ordinary Shares, except that as of May 29, 2006, Mr. Dovrat, a director of Clal, owned 2,210 Ordinary Shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

On May 29, 2006 CEI, Clal and DIC (collectively, the "Sellers") entered into a Sale Agreement with Israel Petrochemical Enterprises Ltd. (the "Purchaser"), an Israeli public company whose shares are traded on the Tel Aviv Stock Exchange, for the sale by the Sellers of their entire holdings of Ordinary Shares to the Purchaser (the "Sale Agreement"). Pursuant to the Sale Agreement, the Sellers agreed to sell to the Purchaser all of the 18,800,255 Ordinary Shares owned by the Sellers, representing approximately 49.4% of the outstanding Ordinary Shares, for an aggregate price of $165 million (reflecting a price of approximately $8.776 per Ordinary Share), subject to certain price adjustments set forth in the Sale Agreement. The Sale Agreement contains representations and warranties as well as covenants of the parties, including the Sellers' undertaking to cooperate with the Purchaser in order to allow the Purchaser to appoint a majority of the members of Scailex's Board of Directors upon the closing of the sale. The Sale Agreement provides that the closing of the sale is subject to customary closing conditions, including the approval of the Israeli Restrictive Trade Commissioner, and that the last date for the closing of the sale is the end of August 2006. The foregoing description of the Sale Agreement is qualified in its entirety by the complete text of the Sale Agreement attached as Exhibit 1 to the Amendment, which text is incorporated herein by reference.


                              Page 14 of 33 pages

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Schedules      Name, citizenship, residence or business address and present
A, B, C, D,    principal occupation of the directors and executive officers of
E and F        (i) CEI, (ii) Clal, (iii) DIC Loans, (iv) DIC, (v) IDB
               Development and (vi) IDB Holding.

Exhibit 1      Sale Agreement dated May 29, 2006. *

* Translation from Hebrew


SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 28 is true, complete and correct.


Date: June 6, 2006       CLAL ELECTRONICS INDUSTRIES LTD.
                         CLAL INDUSTRIES AND INVESTMENTS LTD.
                         DIC LOANS LTD.
                         DISCOUNT INVESTMENT CORPORATION LTD.
                         IDB DEVELOPMENT CORPORATION LTD.
                         IDB HOLDING CORPORATION LTD.
                         NOCHI DANKNER
                         SHELLY BERGMAN
                         RUTH MANOR
                         AVRAHAM LIVNAT

                         BY:      IDB HOLDING CORPORATION LTD.

                                            (signed)
                         BY:      ______________________________
                         Inbal Tzion, authorized signatory of IDB Holding Corporation Ltd., for itself and on behalf of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., DIC Loans Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to Amendment No 25 of the Statement as Exhibits 2 through 11.


                              Page 15 of 33 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       o f
                        CLAL ELECTRONICS INDUSTRIES LTD.
                              (as of May 29, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Avi Fischer                                     Chairman of the       Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Board of Directors    Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Gil Milner                                      Director &            Vice President & Comptroller of Clal.
3 Azrieli Center, The Triangular Tower 45th     Comptroller
floor, Tel-Aviv 67023, Israel

Gonen Bieber (*)                                Director & Finance    Vice President, Finance of Clal.
3 Azrieli Center, The Triangular Tower 45th     Manager
floor, Tel-Aviv 67023, Israel

Guy Rosen                                       Director              Vice President of Clal.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel

Boaz Simons                                     Director              Vice President of Clal.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and Germany.

     ======================================================================

                                                                      Schedule B

                        Directors and Executive Officers
                                       o f
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                              (as of May 29, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal; Director of companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street,
Herzlia Pituach 46705, Israel

Avi Fischer                                     Director & Co-Chief   Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Officer     Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.


                              Page 16 of 33 pages

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Marc Schimmel                                   Director              Chairman & Chief Executive Officer of UKI
13 High field Gardens,                                                Investments.
London NW1 19HD, United Kingdom

Yecheskel Dovrat (1)                            Director              Economical consultant & director of companies.
1 Nachshon Street,
Ramat Hasharon 47301, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

David Leviatan                                  Director              Director of companies.
18 Mendele Street, Herzelia 46709, Israel

Nachum Langental                                External Director     Director of companies.
19 Nimrover Street,
Givat Shmuel 54019, Israel

Aliza Rotbard                                   External Director     Chief Executive Officer of DOORS Information
6 Rosenblum Street, #6101 Sea & Sun, Tel Aviv                         Systems, Inc.
69583, Israel

Zvi Livnat                                      Co-Chief Executive    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Officer               Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Nitsa Einan                                     Vice President and    General Counsel of Clal.
3 Azrieli Center, The Triangular Tower 45th     General Counsel
floor, Tel-Aviv 67023, Israel

Gil Milner                                      Vice President &      Comptroller of Clal.
3 Azrieli Center, The Triangular Tower 45th     Comptroller
floor, Tel-Aviv 67023, Israel

Gonen Bieber (**)                               Vice President,       Vice President, Finance of Clal.
3 Azrieli Center, The Triangular Tower 45th     Finance
floor, Tel-Aviv 67023, Israel

Guy Rosen                                       Vice President        Vice President of Clal.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel


                              Page 17 of 33 pages

Boaz Simons                                     Vice President        Vice President of Clal.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel

Tamar Manor                                     Chief Technology      Chief Technology Officer, Biotechnology of Clal.
3 Azrieli Center, The Triangular Tower 45th     Officer,
floor, Tel-Aviv 67023, Israel                   Biotechnology

(*)  Dual citizen of Israel and France.
(**) Dual citizen of Israel and Germany.
(1)  As of May 29, 2006 Mr. Dovrat owned 2,210 Ordinary Shares.

     ======================================================================

                                                                      Schedule C

                        Directors and Executive Officers
                                       o f
                                 DIC LOANS LTD.
                              (as of May 29, 2006)

Citizenship is the same as country of address, unless otherwise noted.


NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Oren Lieder                                     Director & Chief      Senior Vice  President & Chief  Financial  Officer
3 Azrieli Center, The Triangular Tower 44th     Financial Officer     of DIC.
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC; President and Chief
3 Azrieli Center, The Triangular Tower 44th                           Executive Officer of Scailex.
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director &            Comptroller of DIC.
3 Azrieli Center, The Triangular Tower 44th     Comptroller
floor, Tel-Aviv 67023, Israel


     ======================================================================

                                                                      Schedule D

                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                              (as of May 29, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal; Director of companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.


                              Page 18 of 33 pages

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens,
London W11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street,
Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street,
Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Scailex.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


                              Page 19 of 33 pages

Michel Dahan                                    Vice President and    Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Comptroller
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France

     ======================================================================


                                                                      Schedule E

                        Directors and Executive Officers
                                       o f
                        IDB DEVELOPMENT CORPORATION LTD.
                              (as of May 29, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal; Director of companies.

Zehava Dankner                                  Director              Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                              Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens,
London W11 9HD, United Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street,
Herzlia Pituach 46705, Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel


                              Page 20 of 33 pages

Amos Malka                                      External Director     Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street,
Kfar Shmariyahu 46910, Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street,
Tel-Aviv 62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice President        Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================

                                                                      Schedule F


                        Directors and Executive Officers
                                       o f
                          IDB HOLDING CORPORATION LTD.
                              (as of May 29, 2006)

Citizenship is the same as country of address, unless otherwise noted.


NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal; Director of companies.
                                                Officer

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors


                              Page 21 of 33 pages

Arie Mientkavich                                Vice Chairman of      Deputy Chairman of Gazit-Globe Ltd.; Director of
14 Betzalel Street,                             the Board of          Gazit-Globe Israel (Development) Ltd.
Jerusalem 94591, Israel                         Directors

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens,
London W11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Rolando Eisen                                   External Director     Director of companies.
2 "A" Geiger Street, Naveh Avivim, Tel Aviv
69341, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================


                              Page 22 of 33 pages

                                                                       Exhibit 1

                      (UNOFFICIAL TRANSLATION FROM HEBREW)

                                 SALE AGREEMENT

                   Made and signed in Tel Aviv on May 29, 2006

BETWEEN:       1.   CLAL INDUSTRIES AND INVESTMENTS LTD.

               2.   CLAL ELECTRONIC INDUSTRIES LTD.
                    No. 1 and 2 hereinafter to be known jointly as "KATASH"

               3.   DISCOUNT INVESTMENTS CO. LTD.
                    Hereinafter to be known as "DASKASH"
               (Katash and Daskash to be known hereinafter severally as the "SELLER" and jointly as the "SELLERS")

                                                              OF THE FIRST PART;


AND:           ISRAEL PETROCHEMICAL ENTERPRISES LTD.
               (itself or by way of a company under its control and ownership) (the "BUYER")

                                                             OF THE SECOND PART;

WHEREAS: Each of the Sellers is the owner of Ordinary Shares with a nominal value of NIS 0.12 each (the "ORDINARY SHARES") of Scailex Corporation Ltd. (the "COMPANY"), in an amount and at a rate stated alongside its name in APPENDIX 1, which constitute all the shares of the Company under the ownership of the Sellers;

               (The total number of Ordinary Shares of the Company, owned by all the Sellers and indicated in Appendix 1 as constituting 49.39% of the issued capital of the Company, as noted in Appendix 1 - the "SHARES BEING SOLD");

WHEREAS: There is a duly signed voting agreement between Clal Industries and Investments Ltd. and Discount Investment Co. Ltd. in connection with all the Shares Being Sold, and they are deemed as "Holding Together" all the Shares Being Sold in the matter of the Companies Law, 5759-1999;

WHEREAS: The Sellers are interested in selling and transferring the Shares Being Sold to the Buyer under the terms specified in this Agreement;

WHEREAS: The Buyer is interested in purchasing from the Sellers the Shares Being Sold under the terms specified in this Agreement;

  NOW, THEREFORE, THE PARTIES HAVE DECLARED, STIPULATED AND AGREED AS FOLLOWS:

1.   PREAMBLE AND HEADINGS

     The preamble and appendices to this Agreement constitute an inseparable part thereof.

     The section headings in this Agreement shall serve solely for the sake of convenience and not for the construal of the agreement.

2.   THE SELLERS' REPRESENTATIONS

     Each of the Sellers represents and undertakes severally in relation to itself and to the Company vis-a-vis the Buyer, as of the date of signature of this Agreement, as follows:

     2.1 That the Company is registered in Israel as a public company and its shares are registered for trade on the Tel Aviv Stock Exchange Ltd. as well as on the NASDAQ in the United States.

     2.2 That it is the sole owner of the Ordinary Shares of the Company in the amount that is registered alongside its name in Appendix 1 (the "SELLER'S SHARES").


                              Page 23 of 33 pages

     2.3 Except for the Seller's Shares, the Seller does not own any shares of the Company or any option or other right that is convertible into shares of the Company.

     2.4 The Seller's Shares are paid in full, are fully owned by the Seller and shall be transferred to the Buyer at the Time of Completion (as defined below), free of any encumbrance, lien or other third party right.

     2.5 That the Company or companies under its direct or indirect control (the "COMPANY'S SUBSIDIARIES") are not liable and have not undertaken to indemnify any third parties in connection with the undertakings of the Seller, and, to the best of its knowledge, none of the controlling shareholders have a claim and/or demand vis-a-vis the Company, and there are no circumstances which are expected to lead to the filing of an action and/or demand by the controlling shareholders as aforesaid.

     2.6 Printouts of cash balances, negotiable securities and other deposits of the Company and the Company's Subsidiaries, specified in Appendix
          2.6 of this Agreement, for the dates May 25, 2006 or May 26, 2006 (except for the account in South Africa, the balance whereof is dated April 30, 2006) as indicated on the printouts, are attached hereto as APPENDIX 2.6A.

     2.7 Subject to the fulfillment of the conditions determined in Section 5 below, all the required authorizations have been received for the Sellers to enter into this Agreement and for the performance thereof, and there is no impediment by law or by agreement for the Sellers to enter into this Agreement and the performance thereof.

     2.8 The Sellers are considered to be "Jointly Holding" the Shares Being Sold (at a rate that exceeds 45% of the voting rights in the company) for the purposes of Section 328 of the Companies Law, 5759-1999.

3.   THE BUYER'S REPRESENTATIONS

     The Buyer represents and undertakes vis-a-vis the Sellers as follows:

     3.1 The Buyer possesses sufficient monetary means for the full payment of the Consideration (as defined below) and for the additional payments pursuant to Section 4.6 below, insofar as such are demanded, on time and as required pursuant to the terms of this Agreement.

     3.2 That the Buyer has the knowledge and experience in financial and business matters, which enable it to assess the investment in the Shares Being Sold and the risks involved therein, and to protect its interests.

     3.3 The Buyer is aware of and agrees that except for the representations included explicitly in Section 2 above, the Sellers have not represented and are not representing, explicitly or implicitly, any other representation in relation to the Company, to the Shares Being Sold or to the transaction that is the subject of this Agreement and the Buyer is not relying on any other presentation, as aforesaid, and is purchasing the Shares Being Sold from the Sellers in their current state ("As Is") with no liability or representation on the part of the Sellers except for the accuracy of the Sellers' representations specified in Section 2 above.

     3.4 All necessary authorizations required for the Buyer to enter into this Agreement and for the performance thereof have been obtained and, subject to the fulfillment of the conditions determined in Section 5 below, there is no impediment, pursuant to law or agreement, for the Buyer to enter into this Agreement and for the performance thereof.

     3.5 The Buyer purchases the Shares Being Sold not as an agent or a representative and without the intention of distributing them to the public, and it is aware that the Sellers are an "affiliate" of the Company, as the term is defined in the United States Securities Act of 1933 and in Rule 144, and that the Shares Being Sold are deemed to be "restricted securities" pursuant to the foregoing rule. The Buyer is not a U.S. Person as the term is defined within the context of Regulation S, pursuant to the aforesaid law.


                              Page 24 of 33 pages

4.   THE TRANSACTION

     4.1 The Sellers' undertakings, pursuant to this Agreement, are made severally, not jointly and severally. Notwithstanding the aforesaid, it is clarified that the Buyer shall not be obligated to purchase any of the Shares Being Sold at the Time of Completion (as defined below) unless all the Sellers, pursuant to this Agreement, shall fulfill their undertakings for the sale of all the Shares Being Sold, pursuant to this Agreement.

     4.2 At the Time of Completion (as defined below) the Sellers shall transfer the ownership of the Shares Being Sold to the Buyer against the payment of the Consideration (as defined below).

     4.3 As consideration for the Shares Being Sold, the Buyer shall pay the amount of 8.776 U.S. dollars for each of the Company's Ordinary Shares of the Shares Being Sold and, in total, the amount of $165,000,000 (one hundred and sixty-five million U.S. dollars) for all the Shares Being Sold (the "CONSIDERATION").

     4.4  The Consideration shall be paid as follows:

          4.4.1 By May 29, 2006 at 1:00 p.m., the Buyer shall pay GLE Trust Services Ltd. (the "TRUSTEE") the amount in NIS then equating to $8,250,000 (eight million and two hundred and fifty thousand U.S. dollars) (based on the last known representative exchange rate of the US Dollar, i.e. NIS 37,232,250) (the "TRUST SUM"). The Trustee shall invest the Trust Sum in NIS deposits or in any other reliable investment, in accordance with the written instructions that the Sellers shall provide for the Trustee, and the Trust Sum, with the addition of its earnings, shall be transferred to the Sellers (to each its proportional share) at the time the Sellers notify the Trustee (with a copy to the Buyer) that the condition specified in Section 5.1 has been fulfilled. It is clarified that in the event that the Sellers act, pursuant to the provisions of the Companies Regulations (Relief in Transactions with an Interested Party) 5760-2000, the Sellers shall give notice to the Trustee, as aforesaid, but not before the date determined for objection by the shareholders has passed, pursuant to Rule 1C of the aforesaid Regulations. The Trust Sum (including the gains thereon) that the Trustee transfers to the Sellers shall be deemed as a payment of $8,250,000 on account of the Consideration to be paid upon completion of the transaction (regardless of changes in the representative exchange rate). In the event that the transaction fails to be completed, notwithstanding the fulfillment of the condition determined in Section 5.1, subject to the contents of the final part of Sections 5.2 and 5.3 and Section 5.4 here below, the sum shall be deemed to have been transferred by the Trustee to the Sellers as agreed compensation for the Sellers and shall constitute the sole and final remedy for the Sellers in respect of the failure to complete the transaction. In such an event, upon receiving agreed compensation, as aforesaid, the Sellers and the Buyer, each vis-a-vis the others, waive and dispense with any action or demand against the others in connection with this Agreement.

               At the time of signature of this Agreement, the parties and the Trustee shall sign a trust agreement in the form attached hereto as APPENDIX 4.4.1 to this Agreement (the "TRUST AGREEMENT").

               It is hereby clarified that in any event whereby, pursuant to the provisions of this Agreement, the Trustee shall transfer the Trust Sum (including the gains accrued thereon during the trust period) to the Sellers or the Buyer, or the Sellers shall reimburse such sum to the Buyer, in NIS currency, it shall be deemed as payment or reimbursement, as the case may be, of the full Trust Sum (without taking into account any changes in the dollar exchange rate, if any) in accordance with this Agreement.

          4.4.2 The Buyer shall pay the Sellers in cash in US Dollars the balance of the Consideration in an amount of $156,750,000 (one hundred and fifty-six million and seven hundred and fifty thousand U.S. dollars) (the "BALANCE OF THE CONSIDERATION") at the Time of Completion.

     4.5 In the event that the Company distributes bonus shares, then the bonus shares to which the Sellers are entitled in respect of the Shares Being Sold shall be transferred to the Buyer at the Time of Completion together with the transfer of the Shares Being Sold, without any adjustment to the Consideration.

     4.6  ADJUSTING THE CONSIDERATION:

          4.6.1 In this clause:

               "The Agreed Interest" - LIBOR interest for three months (that shall be updated every three months beginning from the Time of Completion).


                              Page 25 of 33 pages
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               "The Agreed Sum" - 30 million U.S. dollars bearing interest at an agreed interest rate from the Time of Completion.

               "Distribution" - any distribution from the Subsidiary (as defined in Section 7.1 below) to the Company, that shall be distributed to the Company during the period from the signature date and thereafter (net after payment of taxes for that distribution by the Company, insofar as they shall apply, and less the payments that the Company made to C.D.I. Technologies (1999) Ltd. from such distribution according to a settlement agreement between the Company and C.D.I. Technologies (1999) Ltd. from April 2005).

               a. At each Distribution date, the Distribution shall be deducted from the Agreed Sum, such that from that date only the balance of the Agreed Sum following said deduction shall continue to bear the interest at the Agreed Interest rate (the "AGREED SUM BALANCE") until the Agreed Sum Balance shall be zero.

               b. For each distribution sum after the Agreed Sum Balance has reached zero (the "EXCESS DISTRIBUTION"), the Buyer shall pay the Sellers the Excess Distribution Sum multiplied by 54.33%. Each said payment shall be made no later than 10
                    (ten) business days after the aforementioned distribution is made.

               c. If, on the Time of Completion of dissolution of the Subsidiary, the total of the Distribution Sums plus the Agreed Interest that shall be calculated from the date of each Distribution until said Time of Completion of dissolution (the "TOTAL ADJUSTED DISTRIBUTIONS") is lower than the Agreed Sum, the Sellers shall pay the Buyer (each according to its relative share) the difference between the Agreed Sum and the total Adjusted Distributions. Said payment shall be made no later than 10 (ten) business days following the Time of Completion of dissolution of the Subsidiary.

               d. On each date ("INTERIM DATE") on which it becomes clear that the total of the Distribution Sums that have been remitted along with the Agreed Interest (which shall be calculated from the date of each Distribution until the Interim Date) and along with anticipated distributions (the "UPDATED AGREED SUM") will not reach the Agreed Sum, the Sellers shall reimburse the Buyer (each according to its relative share) for the difference between the Agreed Sum and the Updated Agreed Sum multiplied by 54.33%; and the Updated Agreed Sum shall replace the Agreed Sum for the purpose of the settlement mentioned above in sub-clauses "a" through "d" in this clause, for all intents and purposes, and shall bear interest at the Agreed Interest rate from the Interim Date. If there are several cases in which the Agreed Sum is updated as stated above, the aforementioned mechanism shall be activated, MUTATIS MUTANDIS.

          4.6.2 If two years pass since the signing of this Agreement, and the tax refund of 7.825 million U.S. dollars is not received, as anticipated, at the Company's subsidiaries, i.e. Scailex DP, Inc. ("SDP") and/or Scailex Development Corp. ("SDC") (the "ANTICIPATED SUM"), or said subsidiaries receive a sum that is lower or higher than the aforementioned sum, an adjustment shall be made, as follows:

               If no tax refund is received, or if the tax refund that is received is lower than the Anticipated Sum, the Sellers shall reimburse the Buyer (each according to its relative share) for a total cash amount that shall be calculated as follows: the difference between the Anticipated Sum and the sum that has actually been received, multiplied by 54.33%.

               If the tax refund that is received is higher than the Anticipated Sum, the Buyer shall reimburse the Sellers (to each according to its relative share) for a total cash amount that shall be calculated as follows: the difference between the sum that has actually been received and the Anticipated Sum, multiplied by 54.33%.

               The adjustment for the tax refund shall be made no later than 10
               (ten) business days from the date on which the full tax refund has been received, and, in any case, no later than two years from the signing of this Agreement.


                              Page 26 of 33 pages
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          4.6.3 If the Company and the Company's Wholly Owned Subsidiaries (as
               defined below) pay a tax amount for tax liability for the period until the Time of Completion that exceeds 4 million US dollars, the Sellers shall reimburse the Buyer (each according to its relative share) for a total cash amount that shall be calculated as follows: the difference between said tax payment sum and 4 million US dollars, multiplied by 54.33%, and, in any case, no more than 5.43 million US dollars. The payment for said adjustment shall be made no later than 10 (ten) business days from the date on which the Buyer notifies the Sellers that the Company and the Company's Wholly Owned Subsidiaries have paid the aforementioned tax amount along with the appropriate documents evidencing the payment.

          4.6.4 The tax liability for the period from January 1, 2006 until the Time of Completion shall be calculated on the basis of the total tax liability for 2006, as it shall be agreed between the parties, and, if it is not agreed, in accordance with a decision by the agreed arbitrator, as stated above in clause 4.6.4.

          4.6.5 In each case of disagreement over the calculation of the consideration adjustment as stated above in clauses 4.6.1-4.6.3, CPA Ronen Barel of Kost, Forer, Gabbay and Kasierer shall serve as an agreed arbitrator, and his decision shall bind the parties.

5.   SUSPENDING CONDITIONS

     5.1 This Agreement is conditioned upon approval by the Sellers' official organs, including approval by the General Meetings of the Sellers that are public companies (insofar as these are required in accordance with the Companies' Regulations (Benefits in Transactions with Interested Parties), 5760-2000, insofar as they apply with respect to the transaction pursuant to this Agreement, and in accordance with Chapter 5 of Part 6 of the Companies Law, including Section 278 thereof. If the aforementioned approvals are not received by the Final Date (as defined hereunder), this Agreement shall automatically expire, the Trustee shall reimburse the Buyer for the Trust Sum along with its gains, and the parties shall have no demands or claims toward each other in any matter related to this Agreement.

     5.2 Sale of the Shares Being Sold by the Sellers to the Buyer is conditioned upon approval by the Restrictive Trade Commissioner to the sale of the Shares Being Sold pursuant to this Agreement (the "CONTROLLER'S CONSENT"), insofar as it shall be required by law. The parties shall cooperate in order to obtain the Controller's Consent (insofar as it shall be required) as early as possible. The Sellers undertake toward the Buyer to induce the Company, at the best of their ability and insofar as the matter is in their control, to cooperate in providing information at the Controller's request. If the Controller's Consent (insofar as it shall be required) is not given because the Sellers or the Company have failed to cooperate in providing the information required of them by the Controller, the Sellers shall not be entitled to the Trust Sum as compensation, as stated in clause
          4.4.1 above, and shall return said sum to the Buyer.

     5.3 The Buyer's undertaking to purchase the Shares Being Sold shall be conditioned upon that, on the Time of Completion, the Company's Board of Directors has adopted the resolutions for appointing directors who, on the Time of Completion, shall constitute a majority among the members of the Board of Directors following their appointment, and whose details shall be transferred to the Sellers by the Buyer three business days before the Time of Completion (the "NEW DIRECTORS"). The Buyer shall be entitled to waive the fulfillment of this condition. If New Directors are not appointed on the Time of Completion, as stated above, and the Buyer does not waive the fulfillment of this condition, the Sellers shall not be entitled to the Trust Sum as compensation, as stated in clause 4.4.1 above, and shall return said sum to the Buyer.

     5.4 It is clarified that, in addition to the aforesaid in clauses 5.2 and 5.3, the Sellers shall not be entitled to the Trust Sum as compensation, as stated in clause 4.4.1 above, and shall return said sum to the Buyer, if all the suspending conditions specified in clauses 5.1-5.2 and 5.3 have been met (if not waived by the Buyer), but the Sellers have not fulfilled their obligations to transfer ownership of all the Shares Being Sold to the Buyer on the Time of Completion, whilst they are free and clear of all liens, attachments and other third-party rights.

     5.5 If the Sellers have been obliged to reimburse the Buyer for the Trust Sum and its gains (this is the "Total Sum," as defined in the Trust Agreement) pursuant to this Agreement, this obligation shall be an absolute obligation, without the right of offset, lien and similar contentions. In the aforementioned case, the Sellers shall reimburse the Buyer for the Trust Sum within two (2) business days from the date on which they have been obliged to do so.


                              Page 27 of 33 pages

     5.6  "The Final Date" - August 24, 2006.

6.   THE COMPLETION

     6.1 Sale of the Shares Being Sold by the Sellers to the Buyer in accordance with this Agreement shall be implemented on the latter of the following dates: (a) three (3) business days from the date on which the suspending conditions set forth in clauses 5.1 and 5.2 above have been fulfilled for the first time, or (b) at the end of a 45-day period following the signing of this Agreement (the latter of the aforementioned dates - (the "TIME OF COMPLETION"), but, in any case, no later than 3 (three) business days from the Final Date. If not all the suspending conditions set forth in clauses 5.1 and 5.2 have been fulfilled by the Final Date, or if the condition stipulated in Clause
          5.3 has not been fulfilled by the Time of Completion (unless the Buyer has waived said condition), this Agreement shall become null and void, and neither of the parties shall have any contentions and/or claims against the other, unless the aforesaid in clause 4.4.1 has been fulfilled, in which case the Trust Sum shall remain as agreed compensation in the Seller's hands.

     6.2 On the Time of Completion, the parties shall assemble at the offices of Goldfarb, Levy, Eran, Meiri and Co., at 2 Weizmann Street, Tel Aviv, and perform the following actions:

          6.2.1 Each of the Sellers shall provide the Buyer with an irrevocable confirmation from all the bodies in whose accounts the Shares Being Sold are held, along with an indication of the number of the Shares Being Sold held in them, that if, as at the Time of Completion, those bodies receive irrevocable instruction letters ordering the transfer of the Sellers' shares to the Buyer, the bodies shall transfer said shares to the Buyer's name. The number of shares specified in these approvals, along with the number of shares pursuant to the share transfer deeds that are mentioned in clause 6.2.2 below, shall equal the total number of Shares Being Sold.

               Alternatively, if the aforementioned approvals are not received, it is agreed that the Consideration Balance shall be transferred on the Time of Completion from the Buyer to the Trustee (instead of to the Sellers, as stated in clause 6.2.3 hereunder), and the Trustee shall transfer to the Sellers (to each according to its relative share), on the date on which it shall receive from the Buyer or the Sellers a copy of the aforementioned bodies' confirmation that the Shares Being Sold have been transferred to the Buyer's name or to the Buyer's securities accounts. The Buyer undertakes to provide the Trustee and the Sellers with a copy of said confirmations without delay, immediately following receipt thereof. In this case, the parties shall effect an appropriate amendment to the Trust Agreement with the Trustee.

          6.2.2 Each of the Sellers shall provide the Buyer with share transfer deeds laid out in accordance with the Company's Articles of Association and signed by it, according to which the Seller's shares are being transferred to the Buyer; and/or irrevocable instruction letters to the bodies in which the Seller's shares are being held, ordering the transfer of the Seller's shares from that body's account to the Buyer's securities accounts (whose details shall be delivered to the Sellers in writing at least three (3) business days before the Time of Completion), as applicable. The Buyer shall sign the aforementioned share transfer deeds as the recipient of the transfer. The shares pursuant to the share transfer deeds shall be registered in the Buyer's name in the Company's shareholders registry.

          6.2.3 The Buyer shall pay the Sellers the full Consideration Balance (to each its relative share) by means of a bank transfer to the Sellers' bank accounts. The details of said accounts shall be delivered to the Buyer by the Sellers in writing at least three
               (3) business days before the Time of Completion.

          6.2.4 Each of the Sellers shall provide the Buyer with a copy of the Tax Authorities' approval granting it an exemption from withholding tax. If any of the Sellers fails to provide said approval, the Buyer shall deduct withholding tax from the consideration to be paid to that Seller on the Time of Completion.


                              Page 28 of 33 pages
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          6.2.5 Each of the Sellers shall provide the Buyer with a signed declaration that all the representations it made in Section 2 above are accurate as at the Time of Completion (excluding the aforesaid in clause 2.6, which is accurate as at the date mentioned therein), and that the other cash balances, securities and deposits of the Company and its subsidiaries (whose names are as specified in Appendix 2.6), excluding Scailex Vision (Tel
               Aviv) Ltd. and Cshell 201 (PTY) Ltd., as at the Time of Completion, along with sums that shall be transferred, between the signature date of this Agreement and the Time of Completion, to Jemtex Inkjet Printing Ltd. and to Dor Venture Fund, and along with sums that the Company and its subsidiaries have spent in agreement with the Buyer according to Section 8 are, as at the Time of Completion, not smaller than the balances of such companies specified in Appendix 2.6A. It is clarified that said calculation shall be done in US dollars (or a translation to US dollars according to the representative exchange rate on the Time of Completion).

          6.2.6 The Buyer shall provide the Sellers with a signed declaration that all the representations it made in Section 3 above are accurate as at the Time of Completion.

          6.2.7 The Sellers shall provide the Buyer with letters of resignation from directors at the Company, with the number of said letters enabling the Buyer to appoint the New Directors (i.e. such that the New Directors shall constitute a majority of the members of the Company's Board of Directors immediately following the Time of Completion), in the version attached as APPENDIX 6.2.7 to this Agreement. The Sellers and the Buyer shall cooperate as specified in clause 5.3 in order that the Company's Board of Directors shall pass resolutions for appointing the New Directors as directors of the Company on the Time of Completion, in accordance with the provisions of the Company's Articles of Association. Insofar as the directors shall not resign or be appointed as stated above, the aforesaid in clause 5.3 shall apply, and the matter shall not be regarded as a breach of this Agreement by the Sellers.

          6.2.8 All the actions performed on the Time of Completion shall be regarded as actions performed simultaneously. No isolated action shall be regarded as complete and no isolated document shall be regarded as delivered until all the actions on that occasion have been completed and all the documents have been delivered.

7.   THE BUYER'S OBLIGATION FOLLOWING THE COMPLETION

     7.1 The Buyer shall do its utmost so that: (a) following the Time of Completion, there shall be no activity at Scailex Vision (Tel Aviv) Ltd. (the "SUBSIDIARY") excluding that which is necessary for making distributions to the Subsidiary's shareholders, pursuant and subject to any law, as specified below in this clause; (b) the Subsidiary shall distribute to its shareholders, in an ongoing manner and at a reasonably early time, all the cash it possesses and which it shall possess in the future; (c) the Subsidiary's subsidiaries shall distribute to the Subsidiary, pursuant and subject to any law, in an ongoing manner and at a reasonably early time, all the cash it possesses and which it shall possess in the future; (d) the Subsidiary and its subsidiaries shall act efficiently and economically, without laying out expenses other than those that are reasonably required for implementing the aforesaid in this clause, and in a manner that shall maximize the sums of money that shall be distributed to the Subsidiary's shareholders; and (e) the Company shall not sell its shares in the Subsidiary and, following completion of the aforementioned distributions, shall effect the voluntary dissolution of the Subsidiary.

     7.2 Whenever the Sellers so request the Buyer, the Sellers shall be entitled to receive from the Buyer, the Company and the Subsidiary, written reports on the cash situation, income and expenses of the Subsidiary and its subsidiaries, and on the sums of the distributions that they made on the Time of Completion and thereafter, and the distributions that they plan to make. The aforementioned requests in this clause shall be submitted during the acceptable activity hours at the Company and the Subsidiary, and said requests shall be filled at the earliest reasonable opportunity. In addition, the Buyer shall provide the Sellers with all the information it receives regarding implementation of the distributions and regarding the tax refund and tax assessments discussed in clause 4.6 above, immediately after it receives said information. The aforementioned information is likely to be regarded as "internal information" and, therefore, the Sellers undertake to keep the information that is transferred in accordance with this clause strictly confidential and not to make any use of the information except in relation to implementation of the distributions from the Subsidiary to the Company.


                              Page 29 of 33 pages

     7.3 The Buyer shall do its utmost in order to induce the Company to purchase directors and officers liability insurance, according to that which is customary at the Company at the time of signing of this Agreement (as much as possible, to obtain said insurance in the insurance market with reasonable effort) with regard to the liability limit and coverage, and in any case, such that the coverage and liability limit according to the insurance policies shall not be less than that which is common in the market for companies whose shares are traded on the Tel Aviv Stock Exchange and NASDAQ in the US, that covers the liability of the directors and officers at the Company and/or at the companies it controls, whose names appear in the list in APPENDIX 3 to this Agreement, for their acts and omissions during the period preceding the Time of Completion, for a period of 7 years from the Time of Completion, provided that the total premium that the Company is obliged to pay for the aforementioned insurance does not exceed $750,000 (US).

     7.4 The Buyer shall do its utmost in order to induce the Company to fulfill its obligations pursuant to the indemnity letters that have been issued to the directors and officers at the Company and/or the companies it controls, whose names appear in the list in APPENDIX 3 to this Agreement. To avoid doubt, it is clarified that the Buyer's aforementioned obligation shall not be construed as obliging it to transfer money to the Company so that it can fulfill its obligations according to the indemnity letters.

     7.5 The Buyer shall do its utmost so that, immediately following the completion, the service and management agreements (insofar as they exist) between the Company and the Company's Subsidiaries, on the one hand, and the Sellers, on the other, are terminated, and the Sellers give their prior consent to terminate the agreements immediately as stated above, without any compensation for the very termination of the agreements. Insofar as these agreements are not terminated at the Company's initiative as stated above, the Sellers shall be entitled to terminate said agreements according to the terms thereof, but without any compensation for the very termination thereof.

8.   INTERIM PERIOD

     The Sellers undertake, up to the Time of Completion: (a) to make available to the Buyer any information coming to their notice in connection with any development in the Company and in subsidiaries of the Company that may be relevant to the Company, subject to the Buyer's obligation of confidentiality; (b) to the extent that they shall be required to do so by the Buyer, to act to the best of their ability and of their control and subject to any law, so as to prevent the Company and the Company's Subsidiaries from performing any of the following acts without the prior agreement in writing of the Buyer:

     8.1 The distribution of dividends, except the transfer of moneys from SDP and SDC to the Company within the scope of liquidation as aforesaid. If dividends are distributed by the Company to its shareholders, the Buyer shall be entitled to rescind the Agreement and the Sellers shall in that event not be entitled to the trusteeship amount as set out in article 4.4.1 by way of compensation, and none of the parties shall have any action or claim against the other parties in connection with the rescission of the present Agreement.

     8.2 The adoption of a decision of liquidation, merger or an undertaking to effect a merger with another company or to acquire another company.

     8.3 Entering into agreements and transactions wherein a person having control of the Company has a personal interest, as well as entering into agreements and transaction which are of material importance to the Company.

     8.4 Issuing securities and issuing rights to shareholders of the Company and/or of subsidiaries of the Company, except within the framework of converting existing convertible securities, as well as any modification to the registered capital or the number of treasury shares as at the date of signature of this Agreement.

     8.5 The adoption of a decision concerning a modification of the Articles of Association of the Company and of the subsidiaries of the Company.

9.   TAXATION AND EXPENSES

     9.1 Each party shall bear tax payments due from that party under any law in respect of the transaction that is the subject of this Agreement.


                              Page 30 of 33 pages
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     9.2  Each party shall bear the expenses of that party in connection with this Agreement, including the fees of its consultants and representatives.

10.  MISCELLANEOUS

     10.1 Subject to the absence of actions and claims as set out in paragraph
          10.2 below, or alternatively, to the performance of any obligation of indemnification under paragraph 10.2 below, the Sellers declare and undertake that none of them and none of their officers has or shall have any action or claim against the Company and against the subsidiaries of the Company the cause of action whereof arises during the period up to the Time of Completion, except their entitlement to insurance coverage, their entitlement under the indemnification undertakings of the Company and of the Company's Subsidiaries towards them, payments to which they are entitled or shall be entitled under existing agreements between the Sellers and the Company at the date of signature of this Agreement, and except claims in connection with this Agreement.

     10.2 The Buyer shall act to the best of its ability to avoid any action or claim of the Company or of the Company's Subsidiaries against the Sellers or against its officers concerning any matter arising during the period up to the Time of Completion, and the Buyer shall indemnify the Sellers or its officers, as the case may be, at the rate of 49.39% of any amount which they shall be ordered to pay under a judgment which has not been subject to a stay of execution, in respect of any action or claim as stated in this paragraph, if any. Payments under paragraph 10.2 shall be made by the Buyer within ten (10) business days from receipt of notice in writing by the Sellers concerning the amount they have been ordered to pay as aforesaid, enclosing a copy of the judgment.

     10.3 The Sellers shall indemnify the Buyer (each Seller according to its proportional part in the Shares Being Sold) for the payments made by the Company and the Company's Wholly Owned Subsidiaries (as defined below) subsequently to date of signature, as follows:

          10.3.1 The Sellers shall indemnify the Buyer by an amount equal to one half (50%) of 54.33% of any amount in excess of 5 million US dollars cumulatively, and up to 10 million US dollars cumulatively, which the Company and/or subsidiaries in the full ownership of the Company (as at the date of signature of this Agreement), as set out in SCHEDULE 10.3.1 (the "COMPANY'S WHOLLY OWNED SUBSIDIARIES") shall pay under judgments not subject to a stay of execution, or according to a definitive tax assessment or under settlements agreed to by the parties (the "FINAL DECISION") in respect of actions or claims of third parties (who are not the Buyer, the Company, companies under the control of the Company or of the Buyer, companies controlling the Company or the Buyer, or any person acting on their behalf, or officers therein serving subsequently to the Time of Completion), which have been brought up to the expiry of the Determining Period (as defined below) against the Company, the Company's Subsidiaries as defined in this Agreement (not including Scailex Vision (Tel-Aviv) Ltd. and its subsidiaries) and officers therein, the cause of action whereof arose during the period ending on the Time of Completion (a "RELEVANT CLAIM").

          10.3.2 The Sellers shall indemnify the Buyer for an amount equal to 75% of 54.33% of any amount in excess of 10 million US dollars cumulatively (i.e. of the balance in excess of 10 million US dollars only) that the Company shall pay under a Final Decision in respect of a Relevant Claim.

          10.3.3 A Relevant Claim in respect of tax liability shall be indemnified under this paragraph 10.3 in accordance with the provisions of sub-paragraphs 10.3.1 and 10.3.2 respectively (including the rates specified therein), only in respect of tax payments by the Company and the Company's Wholly Owned Subsidiaries, in excess of an amount of 14 million US dollars cumulatively (because the adjustment of consideration under sub-paragraph 4.6.3 shall be applicable up to that amount).

          10.3.4 The indemnification as aforesaid shall be subject to the condition that the Company or the Buyer shall notify the Sellers in writing within a reasonable time under the circumstances, and in any event not later than the end of the Determining Period, of any claim as aforesaid, that it shall co-operate with the Seller in the defense against any claim as aforesaid and shall not settle such claim without the Seller's consent.


                              Page 31 of 33 pages
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          10.3.5 The amount in respect whereof the Buyer shall be entitled to indemnification shall not include payments in respect of a Relevant Claim covered by insurance or by a person other than the Company.

          10.3.6 If a Final Judgment in respect of a Relevant Claim is different from the judgment whereunder the indemnity under this paragraph has been paid, the indemnity in respect of such Relevant Claim shall be adjusted and thereupon: the difference calculated under the provisions of this paragraph and under the Final Judgment shall be reimbursed to the Seller by the Buyer or paid by the Buyer to the Seller, as the case may be.

          10.3.7 The amount of the indemnity under paragraph 10.3 shall in no case exceed a cumulative amount equal to the amount of the Consideration and shall not be less than a cumulative amount equal to 50,000 US dollars. It is hereby specified that no indemnity shall be paid as of the first dollar and that it shall be payable only over and above an amount of 50,000 US dollars.

          10.3.8 "The Determining Period" - the period up to the expiration of two years following the Time of Completion.

          10.3.9 The payments under paragraph 10.3 shall be made by the Sellers and/or by the Buyer, as the case may be, within ten (10) business days from receipt of a written notice by the Sellers or the Buyer, respectively, of the Final Decision concerning the payment of the indemnity, enclosing a copy of the Final Decision as aforesaid.

     10.4 The Buyer shall be entitled to perform this Agreement through a company under its full control and ownership ("AUTHORIZED ASSIGNEE"). An Authorized Assignee shall not be included within the Authorized Assignees under paragraph 10.8 below, provided that if the Buyer chooses to perform the Agreement through an Authorized Assignee, the Buyer shall guarantee all the obligations of the Authorized Assignee.

     10.5 This Agreement shall be subject to Israeli law. The exclusive jurisdiction on any matter under this Agreement shall be vested in the competent courts of the city of Tel-Aviv-Jaffa, and no other court shall have jurisdiction. The addresses of the parties appearing in
          SCHEDULE 4 to this Agreement shall serve as addresses for the service of court documents in the State of Israel.

     10.6 Considering that the Sellers and the Buyer are public companies, it is hereby agreed that the text of any report and/or notice concerning this Agreement shall be adapted in advance to the extent that this may not delay the timely delivery of the report.

     10.7 Following the Time of Completion, the Sellers undertake (to the extent that it is in their power) that senior officers serving in the Company at the Time of Completion (following the conclusion of their service with the Company) shall collaborate with the Buyer or with any person acting on its behalf, in a reasonable manner, in obtaining any information concerning the activity of the Company and of the Company's Subsidiaries during the period preceding the Time of Completion, provided that the Company shall bear the costs connected therewith, if any. Furthermore, the Buyer undertakes (to the extent that it is in its power) to cause the Company and the Company's Subsidiaries, subsequently to the Time of Completion, to make available to the Sellers any information reasonably required by them in order to enable the Sellers to comply with any legal provision or in order to protect the Sellers against actions or claims connected with the Company or the Company's Subsidiaries.

     10.8 The parties to this Agreement shall not be entitled, subject to any express provision to the contrary in this Agreement, to assign their rights or obligations under this Agreement to any third party, or to perform this Agreement through any third party, except if they have obtained the prior written consent thereto from the other parties to this Agreement. The above provision notwithstanding, the Buyer shall be entitled, subject to any law, to assign its rights and obligations under this Agreement, in full or in part, to other persons whose number shall not exceed four, provided the Buyer shall give prior notice of five (5) business days to the Sellers of its intention to do so and that the Buyer and the assignees shall be liable jointly and severally for all the obligations assigned to the assignees as aforesaid.


                              Page 32 of 33 pages

     10.9 This Agreement reflects and exhausts the entire obligations of the parties, their representations and declarations on any matters included therein, and shall replace and cancel any previous obligation, representation or declaration, whether orally or in writing, on the matters contained therein, with the exception of the letter of confidentiality dated 26 May 2006.

     10.10 Any waiver, consent, postponement, modification, cancellation or addition in respect of this Agreement or under any law shall not be binding unless the waiver, consent, postponement, modification, cancellation or addition has been made in writing and signed by the parties.

     10.11 Notices concerning this Agreement shall be sent by registered mail or by fax or shall be delivered by hand to the addresses of the parties indicated in SCHEDULE 5 to this Agreement (or to any other address suitably notified in writing). Any notice sent by one party to another by registered mail shall be deemed to have reached the addressee upon the expiry of five (5) business days from the mailing thereof; any notice delivered personally up to 5:00 p.m. on any business day shall be deemed to have been received upon delivery or, if delivered after 5:00 p.m. on the first following business day; and any notice sent by fax as confirmed by the dispatching instrument shall be deemed to have been received on the business day (as at the place of receipt) following the date of dispatch according to the confirmation of the dispatching instrument; any notice concerning a change of address shall be deemed to have been received only upon its actual receipt by the addressee.

     10.12 For the purposes of the present Agreement, a "BUSINESS DAY" shall be any day, with the exception of Fridays, Saturdays and Sundays and any other days during which banks in Israel are allowed or obliged to be closed for business.

                IN WITNESS WHEREOF THE SIGNATURE OF THE PARTIES:

Clal Industries and Investments Ltd.

Represented by: ___________________
Name:
Function:


Clal Electronic Industries Ltd.

Represented by: ___________________
Name:
Function:


Discount Investments Corporation Ltd.

Represented by: ___________________
Name:
Function:


Israel Petrochemical Enterprises Ltd.

Represented by: ___________________
Name:
Function:


                              Page 33 of 33 pages